 SUBSCRIPTION AGREEMENT BETWEEN THE TRUST AND THE INVESTOR

PRESIDIO FUND
A SERIES OF THE
PRESIDIO FUNDS

LETTER OF INVESTMENT INTENT

April 22, 2005

To the Board of Trustees of the Presidio Funds

The undersigned (the “Purchaser”) hereby subscribes to purchase a beneficial interest (“Interest”) of the Presidio Fund, a series of the Presidio Funds, in the amount of one hundred thousand dollars ($100,000.00) for ten thousand (10,000) shares at net asset value of ten dollars ($10.00) per share, in consideration for which the Purchaser agrees to transfer to you upon demand cash in the amount of one hundred thousand dollars ($100,000.00).

The Purchaser agrees that the Interest is being purchased for investment purposes only and with no present intention of reselling or redeeming said Interest.

Kevin C. O’Boyle
Dated April 22, 2005
/s/ Kevin C. O'Boyle

By: Kevin C. O’Boyle